Exhibit 99.1

NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

AEGON successfully issues EUR 1 billion 7% notes

Today AEGON N.V. announces the issuance of senior unsecured notes with a nominal amount of EUR 1 billion due April 29, 2012, under its USD 6 billion Programme for the Issuance of Debt Instruments. The notes, issued at a price 99.673, will carry a coupon of 7%. The transaction is expected to close on April 29, 2009.

The ability to successfully access capital markets is clear evidence of the financial flexibility of the company. AEGON applies leverage tolerances to its capital base and targets dated subordinated and senior debt to comprise a maximum 5% of the total capital base*). At December 31, 2008, dated subordinated and senior debt accounted for 1.3% of the total capital base. The net proceeds of the issue will be used for general corporate purposes.

The joint book runners are Barclays Capital, BNP Paribas and HSBC. The issue was more than four times oversubscribed and successfully placed across Europe and Asia.

Copies of the documentation relating to this offering are available on AEGON’s corporate website www.aegon.com.

The Notes have not been and will not be registered under the United States Securities Act of 1933 as amended (the ‘Securities Act’) and are subject to certain United States tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered, directly or indirectly, in the United States, or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act). For a further description of registrations on offers, sales, resales and deliveries of Notes, see ‘Subscription and Sale’ in the Base Prospectus.

*)

The capital base reflects the capital employed across the company and consists of core capital (shareholders’ equity, excluding the revaluation account, as well as convertible core capital securities), perpetual capital securities (including currency revaluations), and dated subordinated and senior debt.

Media relations	Website	20090422-2
+31 (0)70 344 8956	www.aegon.com

Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 31,500 people and have over 40 million customers across the globe.

Key figures	2008	2007
Underlying earnings before tax	EUR 1.57 billion	EUR 2.64 billion

New life sales	EUR 2.63 billion	EUR 3.27 billion

Gross deposits	EUR 40.75 billion	EUR 44.53 billion

Revenue generating investments (At December 31)	EUR 332 billion	EUR 370 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

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Disclaimers

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, (net) underlying earnings and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 35. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 26.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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